EXHIBIT 99.1

GENERAL FINANCE CORPORATION

Investor Presentation | Through Fiscal Year Ended June 30, 2014








General FINANCE CORPORATION

NASDAQ: GFN

Safe Harbor Statement

Statements in this presentation that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve risks and uncertainties that could cause actual outcomes and results to differ materially from those described in forward-looking statements. We believe that the expectations represented by our forward looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward looking statements contained herein are made as of the date of the presentation, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained herein are expressly qualified by this cautionary statement. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those described in our filings with the Securities and Exchange Commission (the "SEC").

This presentation references financial measures that are not in accordance with U.S. generally accepted accounting principles ("GAAP"), that our management uses in order to assist analysts and investors in evaluating our financial results. These financial measures not in accordance with GAAP ("Non-GAAP Financial Measures") are defined in the Appendix. In each case, the most directly comparable GAAP financial measure, if available, is presented, and a reconciliation of the Non-GAAP Financial Measure and GAAP financial measure is provided.

GeneralFINANCE
CORPORATION

Presenters

Ronald F. Valenta
President and CEO

- CEO since inception in 2006
- Founder and CEO of Mobile Services Group, Inc. from 1988 to 2003
- Founding Director of National Portable Storage Association
- Previously with Public Storage, Inc. and Arthur Andersen & Co.

Charles E. Barrantes
Executive VP and CFO

- CFO since 2006
- Previously CFO of Royce Medical Company and CFO of Earl Scheib, Inc.
- Previously with Arthur Andersen & Co.

GeneralFINANCE
CORPORATION

General Finance at a Glance

- The parent company of businesses in the mobile storage, liquid containment and modular space industries (portable services)



- Management's seasoned expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for its subsidiaries



- Ownership in leading providers of mobile storage, liquid containment and modular space businesses

  - Over 50% ownership of Royal Wolf

  - 100% ownership of Pac-Van

  - 100% ownership of Lone Star Tank Rental, a domestic provider of portable liquid storage tank containers and services



- 90% ownership of Southern Frac, a domestic manufacturer of portable liquid storage tanks to the oil and gas industry

- Fiscal Year 2014 pro-forma consolidated revenues of $325.8 million; consolidated adjusted EBITDA of $86.2 million*



* Pro-forma for the Lone Star Tank Rental, Inc. acquisition, which closed on April 7, 2014, calculated by adding GFN's consolidated fiscal year 2014 adjusted EBITDA of $69.1 million (which includes Lone Star's results for the quarter ended June 30, 2014) and Lone Star's adjusted EBITDA of $17.4 million for the nine months ended March 31, 2014 and subtracting incremental rent expense of $0.2 million and intercompany profit of $0.1 million. Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

Investment Highlights

- Seasoned and proven management in portable services industry

- Established branch networks and high quality lease fleet provide attractive expansion platform

- Strong financial performance driven by increases in lease fleet and pricing

- Diversified customer base and emphasis on recurring lease revenues limits risk

- Businesses generate attractive cash flows prior to fleet expansion investment

- Capital investment focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

GeneralFINANCE
CORPORATION

Additional Key Members of Senior Management

Corporate:

Jeffrey A. Kluckman
Executive VP, Business Development

15+ year background in business development for rental services, including mobile storage, modular space, equipment rental; VP of M&A for Mobile Mini, Inc. (NASDAQ: MINI); similar positions with Mobile Storage Group, Inc. (acquired by Mobile Mini in 2008), RSC Equipment Rental, Inc. (NYSE: RRR)

Pac-Van:

Ted Mourouzis
President and COO

15+ years with Pac-Van, 14 as COO; past experience includes management consulting for Deloitte & Touche and controller for a 3M joint venture; MBA from The Wharton School of the University of Pennsylvania and BA from Stanford University

Royal Wolf:

Robert Allan
Chief Executive Officer

30+ years experience in Australia's container leasing and logistics industry; as Royal Wolf CEO, has implemented portable buildings product line, introduced 50 new products and doubled size of distribution network; Group General Manager of IPS Logistics Pty Ltd; Regional Director of Triton International

In addition, each operating unit has very capable senior managers with extensive experience in their respective fields of equipment leasing, operations, accounting, finance, legal and sales.

GeneralFINANCE
CORPORATION

Our Products

Storage Containers



- New and used shipping containers that provide a flexible, low cost alternative to warehousing
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
    - Construction
    - Commercial
    - Industrial

Fleet Units (6/30/14): 37,125

Freight Containers



- Specifically designed containers for transport of products by road and rail
- Products include general purpose dry storage containers, refrigerated containers and specialty containers in a range of standard and modified sizes, designs and storage capacities.
- Key end markets include:
    - Distribution & Logistics
    - Moving & Transportation
    - Road & Rail

Fleet Units (6/30/14): 9,396

GeneralFINANCE CORPORATION

Our Products

Portable Building Containers



- Modified or specifically-manufactured containers that provide self contained office space or living space

- Applications include offices, lunch rooms, change rooms, first aid rooms, restrooms, protective walkways and low security prison accommodations

- Key end markets include:
  - Resources
  - Construction
  - Events

- Referred to as office containers or ground level offices ("GLOs") in North America

Fleet Units (6/30/14): 6,246

Portable Liquid Tank Containers



- Portable liquid storage tank containers ("frac tanks") are manufactured steel containers with fixed steel axles for transport

- Products typically include features such as guardrails, safety stairways, multiple entry ways, a sloped bottom for easy cleaning, an epoxy lining, and various feed and drain lines

- Key end markets include:
  - Oil and Gas exploration
  - Chemical and Industrial
  - Environmental remediation
  - Wastewater treatment

Fleet Units (6/30/14): 3,234

GeneralFINANCE
CORPORATION

Our Products

Mobile Offices



- Re-locatable units with aluminum or wood exteriors on wood (or steel) frames on a steel carriage fitted with axles

- Offices can be configured according to individual requirements, with units ranging from 10ft to 40ft in length

- Key end markets include:
  - Construction
  - Government
  - Events

Fleet Units (6/30/14): 4,591

Modular Buildings



- Manufactured buildings that provide customers with temporary or semi-permanent additional space

- Buildings range in size from 1,000 to more than 30,000 square feet and may be highly customized

- Key end markets include:
  - Commercial
  - Institutional
  - Government

Fleet Units (6/30/14): 1,005

GeneralFINANCE
CORPORATION

Diversified Customer Base for Leasing Operations

North America*
(FY 2014)



Other
Govt. 2%
3%
Education
4%
Services
5%
Retail
5%
Industrial
13%

Mining and Energy
27%

Construction
25%

Commercial
16%

Asia-Pacific
(FY 2014)



Manufacturing
Consumer 5%
16%
Retail
6%
Government
7%

Other
10%

Building & Construction
14%

Resources
17%

Moving & Transportation
25%

General Finance serves over 30,000 customers in over 20 industries






GeneralFINANCE
CORPORATION

*Includes Q4'14 revenues from the Lone Star Tank Rental acquisition, which closed on April 7, 2014.

Capital Investment in Lease Fleet and Acquisitions



Capital investment is focused on building lease fleet and pursuing accretive acquisitions in the attractive container asset class

GeneralFINANCE
CORPORATION

North America Leasing Operations
Overview

- Pac-Van, Inc. and Lone Star Tank Rental Inc. lease and sell portable storage, liquid storage tank, and office containers; mobile offices and modular buildings

- Focus on increased market penetration in container products

- Pursue accretive acquisitions that will expand branch network and geographic footprint

- Fiscal Year 2014 pro-forma revenues of $144.5 million

- Fiscal Year 2014 pro-forma adjusted EBITDA of $45.7 million*

   

GeneralFINANCE
CORPORATION

* Pro-forma for the Lone Star Tank Rental Inc. acquisition, which closed on April 7, 2014, calculated by adding Pac-Van's fiscal year 2014 adjusted EBITDA of $21.6 million and Lone Star's adjusted EBITDA of $24.1 million for the twelve months ended June 30, 2014, consisting of its nine months ended March 31, 2014 and quarter ended June 30, 2014 adjusted EBITDA of $17.1 million and $7.0 million, respectively. Adjusted EBITDA is a Non-GAAP financial measure. Please see reconciliation of adjusted EBITDA in the Appendix.

North America Leasing Operations
Network and Fleet

- 33 branches in 18 states in the U.S. and 1 province in Canada
- Total lease fleet of over 21,200 units
- Fragmented portable storage container market in the U.S. and Canada


Edmonton, Alberta, Canada
Calgary, Alberta, Canada
Salt Lake City
Bakersfield
Las Vegas
LA-Chino
Phoenix
Denver
Kansas City
Kermit
Dallas
Kenedy
Chicago
Detroit
St. Louis
Louisville
Memphis
Nashville
Pittsburgh
Trenton
Charleston
Charlotte
Atlanta
Albany
Jacksonville
Orlando
INDIANA:
Elkhart
Indianapolis
OHIO:
Cincinnati
Cleveland
Columbus
Toledo
KENTUCKY:
Louisville
Paducah

Distribution By Units

(At June 30, 2014)


Office containers 9%
Mobile offices 21%
Modular buildings 5%
Tank containers 15%
Portable storage containers 50%

North America Leasing Operations
Financial Summary*



North America leasing operations are generating strong financial results based on across-the-board growth

- Leasing revenues have been higher on a year-over-year basis for the last fifteen quarters

- Excluding results from Lone Star, adjusted EBITDA increased by 46% from Fiscal Year 2013 and 93% including Lone Star

North America Manufacturing Operations
Overview

- 90%-owned Southern Frac LLC, a portable liquid storage tank container manufacturer based in Texas
- Steady flow of supply and ongoing source of leasing referrals for North America Leasing Operations
- Provider for new and existing end markets
  - Chemical and Industrial
  - Environmental remediation
  - Oil & Gas exploration
  - Wastewater treatment
  - Waste management
- Fiscal Year 2014 Highlights
  - Sales to external customers of $19.6 million
  - Intercompany sales to North America Leasing of $28.6 million
  - Adjusted EBITDA of $7.2 million*





* Prior to intercompany adjustments of $5.9 million in FY 2014.
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Leasing Operations

- Over 50% ownership of Royal Wolf Holdings Ltd. (ASX:RWH)
- Leases and sells portable storage and freight containers; portable buildings
- Largest branch network and fleet throughout Australia and New Zealand with a leading market share in excess of 35%
- 103 unique container products offered across 3 product areas
- National accounts capabilities to service large multi-region customers
- Fiscal Year 2014 revenues of US$161.7 million
- Fiscal Year 2014 adjusted EBITDA of US$44.2 million*




Crafted Coffee
Company





GeneralFINANCE CORPORATION

* Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Asia-Pacific Network and Fleet

- 20 customer service centers (CSCs) in Australia and 8 CSCs in New Zealand
- Total lease fleet of approximately 40,400 units
- Largest lease fleet in Australia and New Zealand


Darwin
NT
Cairns
Townsville
QLD
Rockhampton
WA
Brisbane - Banyo
Project Division
South Brisbane
Gold Coast
Geraldton
SA
Perth-Bayswater
Perth-Bibra Lake
NSW
Newcastle
Central Coast
Sydney-St Marys, Moorebank
ACT
Adelaide
VIC
Canberra
Auckland
Silverdale
Hamilton
Tauranga
Melbourne -Sunshine
Melbourne - Clayton Melbourne - Footscray
Palmerston North
Wellington
TAS
Hobart
Christchurch
Dunedin


Distribution By Units
(At June 30, 2014)
Freight containers 23%
Portable storage containers 66%
Portable buildings 11%

Asia-Pacific Financial Summary



- EBITDA CAGR of 27% (FY2006 to FY2014)

- Margin expansion to 27.4% from 10.5% (FY2006 to FY2014)

- Margin expansion the result of higher percentage of leasing and higher margin products

- FY 2014 impacted by over A$12 million lower margin sales to a national freight logistics customer

GeneralFINANCE
CORPORATION

Adjusted EBITDA = Operating income + depreciation and amortization + share-based compensation + goodwill impairment.
Please see Reconciliation of Operating Unit Adjusted EBITDA in the Appendix.

Capital Structure as of 6/30/14

	GFN	Asia-Pacific Leasing Operations	North America Leasing Operations	North America Manufacturing Operations
Consolidated cash	• $5.8 million			
Debt	• $72.0 million 8.125% Senior Notes • $25.0 million Term Loan	• $111.3 million outstanding on $165.2 million Senior Credit Facility[1]	• $81.5 million outstanding on $200.0 million Senior Credit Facility • $9.8 million - other[2]	• $0.9 million outstanding on $13.5 million Senior Credit Facility • $1.4 million mortgage • $1.0 million seller note
Common equity	• 25.7 million shares outstanding	• 100.4 million shares outstanding • Over 50% of shares owned by general Finance	• 100% owned by General Finance	• 90% owned by General Finance
Cumulative preferred stock	• $40.1 million			

[1] Asia-Pacific Leasing Operations amounts are translated into U.S. dollars based on $0.9439 AUD/USD as of 6/30/14.
[2] Other North America Leasing Operations debt includes $8.1 million of General Indemnity and Non-Compete notes as a result of the Lone Star acquisition.

General FINANCE
CORPORATION

Consolidated Financial Summary

Financial highlights (FY 2014 versus FY 2013):

- Leasing revenues comprised 56% of total non-manufacturing revenues versus 55% for the Fiscal Year 2013

- Adjusted EBITDA increased by 30% to $69.1 million

- Net income attributable to common shareholders was $3.9 million, or $0.15 per diluted share*

- Total unit lease fleet utilization was 81% at year end



* FY 2014 net income includes a $0.24 per share reduction as a result of the Series C cumulative preferred dividend.

Adjusted EBITDA = Operating Income + depreciation and amortization + share-based compensation + goodwill impairment. Please see Reconciliation of Consolidated Adjusted EBITDA in the Appendix.

Appendix

Reconciliation of non GAAP Measures

Adjusted EBITDA is a non U.S. GAAP measure. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments in the presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income for our operating units.

GeneralFINANCE
CORPORATION

Reconciliation of Consolidated Adjusted EBITDA

(in thousands)

	Year Ended June 30,				
	2010	2011	2012	2013	2014*
Net income (loss)	($8,956)	($8,858)	$8,742	$11,413	$15,149
Add (Deduct) --					
Provision (benefit) for income taxes	(1,261)	2,958	5,360	8,195	11,620
Foreign currency exchange loss (gain) and other	(1,948)	(4,125)	(443)	(1,028)	1,372
Interest expense	15,974	20,293	12,743	10,969	11,952
Interest income	(234)	(487)	(157)	(58)	(52)
Depreciation and amortization	19,619	19,165	18,924	22,241	27,127
Impairment of goodwill	7,633	5,858	---	---	---
Share-based compensation expense	629	693	901	1,316	1,938
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	369	---	---	---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	802	---	---	---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,311	---		
Adjusted EBITDA	$31,456	$37,979	$46,070	$53,048	$69,106

GeneralFINANCE CORPORATION

* FY2014 includes approximately $7.0 million of adjusted EBITDA from Lone Star Tank Rental Inc., which was acquired on April 7, 2014 (effective April 1, 2014).

Reconciliation of Operating Unit Adjusted EBITDA – Pac-Van

(in thousands)

	Year Ended June 30,				
	2010	2011	2012	2013	2014
Operating income (loss)	($1,496)	($1,535)	$5,881	$8,403	$13,323
Add --					
Depreciation and amortization	6,440	6,023	5,789	6,154	7,928
Impairment of goodwill	7,633	5,858	---	---	---
Share-based compensation expense	165	94	197	259	312
Adjusted EBITDA	$12,742	$10,440	$11,867	$14,816	$21,563

GeneralFINANCE
CORPORATION

Reconciliation of Operating Unit Adjusted EBITDA - Lone Star Tank Rental

(in thousands)

	Year Ended December 31, 2013	Nine Months Ended March 31 2014	Year Ended June 30, 2014*
Operating income	$15,033	$12,061	$4,311
Add --			
Depreciation and amortization	5,356	5,357	2,656
Share-based compensation	---	---	1
Adjusted EBITDA	$20,389	$17,418	$6,968

* Represents results since April 1, 2014, or the last three months of fiscal year 2014, the effective date the Company acquired Lone Star Tank Rental.

Reconciliation of Operating Unit adjusted EBITDA - Southern Frac

(in thousands)

	Year Ended June 30,	
	2013*	2014
Operating income	$607	$6,079
Add --		
Depreciation and amortization	681	993
Share-based compensation expense	28	81
Adjusted EBITDA	$1,316	$7,153

General FINANCE
CORPORATION

* Represents results since October 1, 2012, or the last nine months of fiscal year 2013, the date the Company acquired Southern Frac.

Reconciliation of Operating Unit Adjusted EBITDA - Royal Wolf

(in thousands)

	Year Ended June 30,						Year Ended June 30,
	2010	2011	2012	2013	2014		2014
Operating income	A$9,014	A$14,336	A$23,185	A$26,397	A$29,977		US$27,576
Add --							
Depreciation and Amortization	14,925	13,262	12,704	14,997	17,190		15,777
Share-based compensation expense	126	143	297	567	932		858
Shares of RWH capital stock issued at IPO to Royal Wolf board of directors and executive management	---	345	---	---	---		---
Provision for shares of RWH capital stock purchased and awarded to Royal Wolf senior management team	---	750	---	---	---		---
Loyalty, past performance and successful IPO bonus to Royal Wolf executive and senior management team	---	1,225	---	---	---		---
Adjusted EBITDA	A$24,065	A$30,061	A$36,186	A$41,961	A$48,099		US$44,211








GeneralFINANCE
CORPORATION

NASDAQ: GFN